NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 0 Fax: (604) 574-5139
Website: www.novawe west@novawest.com



03050655

For Immediate Release

$1.5 Million Private Placement Committed

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

SUPPL

May 12, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that the Company has arranged the placement of the full $1.5 million Private Placement that was announced on April 22, 2003. Upon closing, the Company will issue 4,000,000 Units at $0.375 Cdn. per Unit. Each Unit will consist of one common share and one share purchase Warrant. The Warrant will entitle the holder to purchase one additional share of the Company at a price of $0.50 Cdn. The Warrants will expire on April 30, 2004. A finder's fee, per the TSX Venture Exchange guidelines, will be paid on all funds raised. One half of any finder's fee payable will be paid in cash with the remaining half to be paid in stock. All shares issued will be subject to any applicable hold periods. $1.0 million of the proceeds from the private placement will be used for exploration on the Company's Raglan project and the remainder of the proceeds will be used for other exploration and operating capital. All terms are subject to the approval of the TSX Venture Exchange.

NovaWest invites the public to visit its website at http://www.novawest.com or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

dlw 5/27

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

RAGLAN OPTION AGREEMENT
CASCADIA MEETS $1.125 MILLION COMMITMENT

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

May 5, 2003

Novawest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that its Raglan partner, Cascadia International Resources Inc. ("CJ" on TSX.V), has fulfilled its obligation to arrange $1.125 million in private placement funding for the Company.

The $1.125 million dollars referred to in this press release will form part of a larger $1.5 million private placement presently being undertaken by Novawest Resource Inc. Under the terms of the Raglan Option Agreement between the two companies, Cascadia was obligated to arrange this $1.125 million of Novawest's larger $1.5 million private placement. Novawest's $1.5 million private placement is not conditional on any other financings.

The $1.125 million private placement that Novawest's Raglan partner Cascadia International Resources Inc. announced the closing of in its Friday, May 2, 2003 press release is, by coincidence, the exact same amount of dollars. Although the same dollar amount, Cascadia's private placement is a completely separate private placement from that of Novawest's private placement noted in this press release. The $1.125 million private placement Cascadia announced closing on May 2 will form the majority of Cascadia's 2003 direct dollar commitment under the terms of the Raglan Option Agreement. The companies have budgeted $3,550,000 for exploring the Raglan Assemblage in 2003 including airborne geophysics, ground geophysics, geological sampling and diamond drilling.

NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman